Exhibit 21.1

Subsidiaries of Gramercy Property Trust Inc.

ENTITY	JURISDICTION
GPT Property Trust LP	Delaware
GKK Management Co. LLC	Delaware
GPT BOA Portfolio Member LLC	Delaware
GPT Allentown Owner GP LLC	Delaware
GPT Allentown Owner LP	Delaware
GPT Hutchins Owner LLC	Delaware
Gramercy Investment Trust	Maryland
Gramercy Investment Trust II	Maryland